ATCO
GROUP

Corporate Office

06016124

PROCESSED
AUG 23 2006
THOMSON FINANCIAL

SUPPL

Telephone: (403) 292-7547
Telefax: (403) 292-7623
e-mail: jodene.dutnall@atco.com

RECEIVED
SEC MAIL PROCESSING SECTION
AUG 17 2006
WASH, D.C. 203

August 11, 2006

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

Canadian Utilities Limited
File No.: 82-34744
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Insider Report, filed **June 5, 2006 and July 5, 2006** relating to a Normal Course Issuer Bid

These reports were accidentally missed when doing our filings. Please file them accordingly.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

Jodene Dutnall
Corporate Secretarial Dept.

Encl.

dw 8/22

Insider transaction detail - View details for insider

FILE NO. 82-34744

Transactions sorted by : **Insider**
Insider company name : **Canadian Utilities Limited (Starts with)**
Filing date range : **June 5, 2006 - June 5, 2006**
Issuer industry classification: Utilities - gas/electrical utilities

Insider name: Canadian Utilities Limited

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities

Issuer name: Canadian Utilities Limited

Insider's Relationship to Issuer: 1 - Issuer

Security designation: Non-Voting Shares Class A

FILE NO. 82-34744

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
733835	2006-05-19	2006-06-05	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+123,000	39.5355	123,000						
733871	2006-05-19	2006-06-05	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-123,000		0						
733877	2006-05-26	2006-06-05	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+123,000	40.1676	123,000						
733883	2006-05-26	2006-06-05	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-123,000		0						
O 733871	2006-06-05	2006-06-05	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-123,000								

Insider transaction detail - View details for insider

2006-07-05 22:08 ET

FILE NO. 82-34744

Transactions sorted by : Insider
Insider company name : Canadian Utilities Limited (Starts with)
Filing date range : July 5, 2006 - July 5, 2006
Issuer industry classification: Utilities - gas/electrical utilities

Insider name: Canadian Utilities Limited

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities

Issuer name: Canadian Utilities Limited

Insider's Relationship to Issuer: 1 - Issuer

Security designation: Non-Voting Shares Class A

FILE NO. 82-34744

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
753288	2006-06-02	2006-07-05	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+123,000	40.3600	123,000						
753289	2006-06-02	2006-07-05	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-123,000		0						
753290	2006-06-09	2006-07-05	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+123,000	39.6000	123,000						
753291	2006-06-09	2006-07-05	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-123,000		0						
753292	2006-06-16	2006-07-05	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+123,000	37.3400	123,000						
753293	2006-06-16	2006-07-05	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-123,000		0						
753294	2006-06-23	2006-07-05	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+123,000	36.1400	123,000						
753295	2006-06-23	2006-07-05	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-123,000		0						
753296	2006-06-30	2006-07-05	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+123,000	36.6800	123,000						
753297	2006-06-30	2006-07-05	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-123,000		0						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities

FILE NO. 82-34744

ATCO
GROUP

Corporate Office

Telephone: (403) 292-7547
Telefax: (403) 292-7623
e-mail: jodene.dutnall@atco.com

August 10, 2006

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

SUPPL

Canadian Utilities Limited
File No.: 82-34744
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Corporation's Form 1, filed August 9, 2006 for symbol CU.NV
- Corporation's Form 1, filed August 9, 2006 for symbol CU.X
- Corporation's Form 1, filed August 9, 2006 for symbol CU.PR.T
- Corporations' Form 1, filed August 9, 2006 for symbol CU.PR.V
- Corporation's Form 1, filed August 9, 2006 for symbol CU.PR.D
- Corporation's Form 1, filed August 9, 2006 for symbol CU.PR.A
- Corporation's Form 1, filed August 9, 2006 for symbol CU.PR.B
- Insider Report, filed August 9, 2006 relating to a Normal Course Issuer Bid

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

J Dutnall

Jodene Dutnall
Corporate Secretarial Dept.

Encl.

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.B
Reporting Period:	07/01/2006 - 07/31/2006

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	07/01/2006
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	6,000,000		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Carol Gear
Phone:	403 292-7435
Email:	carol.gear@atco.com
Submission Date:	08/09/2006 16:48:50
Last Updated:	08/09/2006 16:48:45

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.A
Reporting Period:	07/01/2006 - 07/31/2006

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	07/01/2006
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	6,000,000		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Carol Gear
Phone:	403 292-7435
Email:	carol.gear@atco.com
Submission Date:	08/09/2006 16:48:01
Last Updated:	08/09/2006 16:47:54

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.D
Reporting Period:	07/01/2006 - 07/31/2006

Summary

Issued & Outstanding Opening Balance :	635,700	As at :	07/01/2006
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	635,700		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Carol Gear
Phone:	403 292-7435
Email:	carol.gear@atco.com
Submission Date:	08/09/2006 16:46:59
Last Updated:	08/09/2006 16:46:40

Form 1 Submission - Change in Issued and Outstanding Securities **FILE NO. 82-34744**

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.V
Reporting Period:	07/01/2006 - 07/31/2006

Summary

Issued & Outstanding Opening Balance :	2,146,730	As at :	07/01/2006
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	2,146,730		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Carol Gear
Phone:	403 292-7435
Email:	carol.gear@atco.com
Submission Date:	08/09/2006 16:46:00
Last Updated:	08/09/2006 16:45:49

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.T
Reporting Period:	07/01/2006 - 07/31/2006

Summary

Issued & Outstanding Opening Balance :	2,277,675	As at :	07/01/2006
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	2,277,675		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Carol Gear
Phone:	403 292-7435
Email:	carol.gear@atco.com
Submission Date:	08/09/2006 16:45:00
Last Updated:	08/09/2006 16:44:47

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.X
Reporting Period:	07/01/2006 - 07/31/2006

Summary

Issued & Outstanding Opening Balance :	44,009,284	As at :	07/01/2006
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	44,009,284		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Carol Gear
Phone:	403 292-7435
Email:	carol.gear@atco.com
Submission Date:	08/09/2006 16:43:52
Last Updated:	08/09/2006 16:43:41

Form 1 Submission - Change in Issued and Outstanding Securities

FILE NO. 82-34744

AMENDMENT

Issuer :	Canadian Utilities Limited
Symbol :	CU
Reporting Period:	07/01/2006 - 07/31/2006

Summary

Issued & Outstanding Opening Balance :	82,122,786	As at :	07/01/2006
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	-98,000		
Issued & Outstanding Closing Balance :	82,024,786		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
07/31/2006	Issuer Bid	-98,000
Totals		-98,000

Filed on behalf of the Issuer by:

Name:	Carol Gear
Phone:	403 292-7435
Email:	carol.gear@atco.com
Submission Date:	08/09/2006 16:41:21
Last Updated:	08/09/2006 16:41:10

Insider transaction detail - View details for insider

2006-08-09 12:27 ET

FILE NO. 82-34744

Transactions sorted by : Insider
Insider company name : canadian utilities (Starts with)
Filing date range : August 9, 2006 - August 9, 2006
Issuer industry classification: Utilities - gas/electrical utilities

---

Insider name: Canadian Utilities Limited

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
Issuer name: Canadian Utilities Limited													
Insider's Relationship to Issuer: 1 - Issuer													

Security designation: Non-Voting Shares Class A

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
772423	2006-07-06	2006-08-09	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+75,000	37.0559	75,000						
772425	2006-07-06	2006-08-09	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-75,000		0						
772429	2006-07-31	2006-08-09	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+23,000	40.1838	23,000						
772430	2006-07-31	2006-08-09	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-23,000		0						

FILE NO. 82-34744